HIKARI TSUSHIN, INC.

HIKARI TSUSHIN, INC.
2-29-16 Nishi-ikebukuro,
Toshima-ku, Tokyo 171-0021
Japan

03 JAN -2 AM 8:43

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

Rule 12g3-2(b) File No. 82-4998

December 27, 2002

By Air Mail

03003160

SUPPL

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: **File No. 82-4998/Hikari Tsushin, Inc.**
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ladies and Gentlemen:

On behalf of Hikari Tsushin, Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The documents that are enclosed are listed on Annex A and represent the information made public or distributed by the Company. In addition, we have enclosed herewith one copy of each of the documents listed in Annex A (or an English translation or summary thereof, if the original is not in English).

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct:011-81-3-5951-3719, fax: 011-81-3-5951-3709, e-mail: koji_shibayama@po.hikari.co.jp).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koji Shibayama
Manager, Investor and Public Relations
HIKARI TSUSHIN, INC.

Enclosures

List of Documents (Annex A)

HIKARI TSUSHIN, INC.

Information Distributed since June 10, 2002

Exhibit List

Documents Submitted Herewith in English or
in Summary English Translation

1. Requirements of the Tokyo Stock Exchange

(a) Monthly Business Report: May2002, Press Release, dated July 2, 2002 [in English].

(b) Notification of Adjusting Conversion Prices of EuroYen Convertible Debenture and Unsecured Corporate Debentures with New Stock Purchase Options, Press Release, dated July 12, 2002 [in English].

(c) Monthly Business Report: June 2002, Press Release, dated July 26, 2002 [in English].

(d) Notification of Adjusting Conversion Prices of EuroYen Convertible Debenture and Unsecured Corporate Debentures with New Stock Purchase Options, Press Release, dated August 9, 2002 [in English].

(e) Notification Relating to Stock Option Plan by the Method of Subscription Rights for New Shares, Press Release, dated August 9, 2002 [in English].

(f) Confirmation of the amount to be paid in upon exercise of subscription rights for new shares dated August 27, 2002 [in English].

(g) Monthly Business Report: July 2002, Press Release, dated August 30, 2002 [in English].

(h) Monthly Business Report: August 2002, Press Release, dated October 1, 2002 [in English].

(i) Monthly Business Report: September 2002, Press Release, dated October 24, 2002 [in English].

(j) Comparison of Estimates and Results for the Interim 2003, Press Release, dated November 28, 2002 [in English].

(k) Consolidated Interim Financial Report (Six months ended September 30, 2002) dated November 28, 2002 [Summary English Translation].

(l) Non-consolidated Interim Financial Report (Six months ended September 30, 2002) dated November 28, 2002 [Summary English Translation].

2. Company's publications

(a) Hikari Tsushin, Inc. and Subsidiaries Consolidated Financial Statements for the Seven months ended march 31, 2002 and the Year ended August 31, 2001 Together with Auditors Report [in English].

Rule 12g-3-2(b) File No.82-4998
Document 1 (A)-1

PRESS RELEASE 03 JAN -2 AM 8:43

July 2, 2002

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Monthly Business Report: May 2002

1. Sales of mobile phone

The number of consolidated mobile phones sold during May 2002 was 81,000 (New subscriptions: 41,000 Changing/replacing handsets: 40,000), a 6.0% decrease from the preceding month. The number of non-consolidated mobile phone sold during the same period was 19,700 (New subscriptions: 13,000, Changing handsets: 6,700), a 5.7% decrease from the preceding month (*1).

2. Mobile phone subscriptions retained (*2)

The number of consolidated retained mobile phone subscriptions at the end of April 2002 was 3,313,100, a 4.2% decrease from the preceding month because approximately 90 thousands subscriptions were excluded after selling a subsidiary. The number of non-consolidated retained mobile phone subscriptions at the end of May 2002 was 2,181,300, a 1.9% decrease from the preceding month (*1).

3. Shops

The number of specialized shops selling products of a specific carrier stood at 289 at the end of May. And the number of non-specialized shops selling products of more than one carrier stood at 171 shops at the end of May. Total number of shops at the end of May stood at 460.

(Note) The above numbers do not include shops operated by affiliate companies but they represent the number of shops operated by the Company or its consolidated subsidiaries. The numbers that include shops operated affiliate companies are 315 as specialized shop and 215 as non-specialized shops, total of 530.

4. Investments

At the end of May 2002, the market value of securities held by Hikari Tsushin equaled 9,540 million yen and unrealized gain totaled 3,281 million yen.

(*1) The numbers are preliminary figures and may be different from final figures that are calculated following month after cancellation, screening, and other adjustments.
(*2) The number of retained mobile phone subscriptions is a number of accumulated subscriptions sold deducting cancellations, which generates Stock Commission revenue.
(*3) Securities subject to "4. Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.

Reference

1. Mobile phone sales

	Consolidated			Non-consolidated		
	Total	New	Changing	Total	New	Changing
March	96,800	56,900	39,900	21,900	15,800	6,100
April	86,200	45,700	40,400	20,900	14,400	6,500
May	81,000	41,000	40,000	19,700	13,000	6,700

※ Figures of May are preliminary figures.

2. Mobile phone subscriptions retained

	Consolidated	Non-consolidated
February	3,501,000	2,278,000
March	3,459,900	2,224,200
April	3,313,100	2,181,300

※ Figures of April are preliminary figures.

3. Shops

	Total	Specialized Shops				Non-specialized Shops
		Au	J-Phone	Tuka	Others	
March	615	238	68	68	5	236
April	542	176	70	68	3	225
May	460	158	69	59	3	171

※ Figures of April are preliminary figures.

4. Investments (Note: 1)

(millions of yen)

End of May	Market Value	Unrealized Profit
Goodwill Group	2,502.0	2,413.2
MTI	92.4	21.1
Crayfish	3,435.5	-1384.5
DigitBrain	55.1	-31.4
Planex Communications	107.2	-8.8
FULLCAST	163.5	76.0
Estore Corporation	8.4	-0.7
Club iT	476.8	456.8
Openwave Systems Inc.	64.8	10.3
SING PAO MEDIA GROUP LIMITED (Note: 2)	102.3	40.5
Cash Financial Service Group	174.7	-68.1
PayPal, Inc (Note: 3)	2,357.9	1,757.2
Total	9,540.5	3,281.6

Note:

1. Securities subject to "Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.

# # #

Rule 12g-3-2(b) File No.82-4998
Document 1 (b)

PRESS RELEASE

July 12, 2002

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Notification of Adjusting Conversion Prices of Euro-Yen Convertible Debenture and Unsecured Corporate Debentures with New Stock Purchase Options.

The conversion price of Hikari Tsushin's Euro-Yen convertible debenture due on May 31, 2005 is to be adjusted due to adjustment provision applied. Along with this adjustment, exercise prices of the company's unsecured corporate debentures with new stock purchase options are also to be adjusted.

I. Euro-Yen Convertible Debenture due on May 31, 2005

(a) Adjustment of Conversion Price

(Name)	(Adjusted Conversion Price)	(Current Conversion Price)
Euro-Yen Convertible Debenture due on May 31, 2005	977 Yen	1,014 Yen

(b) Effective Date: From July 15, 2002 (Japan Time)

(c) Reason for Change: Due to adjustment provision of Euro-Yen Convertible Debenture due on May 31, 2005

II. Unsecured Corporate Debentures with New Stock Purchase Options

(a) Adjustment of Exercise Prices

(Name)	(Adjusted Exercise Price)	(Current Exercise Price)
Unsecured Corporate Debentures with New Stock Purchase Options, NO.4	145,169.00 Yen	145,221.60 Yen

(b) Effective Date: From July 15, 2002 (Japan Time)

(c) Reason for Change: Due to the adjustment of conversion Price of Euro-Yen Convertible Debenture due on May 31, 2005.

# # #

Rule 12g-3-2(b) File No.82-4998

Document 1 (c)

PRESS RELEASE

July 26, 2002

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Monthly Business Report: June 2002

1. Sales of mobile phone

The number of consolidated mobile phones sold during June 2002 was 82,300 (New subscriptions: 39,100, Changing/replacing handsets: 43,200), a 1.6% increase from the preceding month. The number of non-consolidated mobile phone sold during the same period was 19,100 (New subscriptions: 12,100, Changing/replacing handsets: 7,000), a 3.0% decrease from the preceding month (*1).

	Consolidated			Non-consolidated		
	Total	New	Changing	Total	New	Changing
April	86,200	45,700	40,400	20,900	14,400	6,500
May	81,000	41,000	40,000	19,700	13,000	6,700
June	82,300	39,100	43,200	19,100	12,100	7,000

※ Figures of June are preliminary figures.

2. Mobile phone subscriptions retained

The number of consolidated retained mobile phone subscriptions at the end of May 2002 was 3,248,200, a 1.9% decrease from the preceding month. The number of non-consolidated retained mobile phone subscriptions at the end of May 2002 was 2,118,200, a 2.9% decrease from the preceding month.

	Consolidated	Non-consolidated
March	3,459,900	2,224,200
April	3,313,100	2,181,300
May	3,248,200	2,118,200

※ Figures of May are preliminary figures.

3. Shops

The number of specialized shops selling products of a specific carrier stood at 285 at the end of June. The number of non-specialized shops selling products of more than one carrier stood at 163 at the end of June. Total number of shops at the end of June stood at 448.

	Total	Specialized Shops				Non-specialized Shops
		Au	J-Phone	TUKA	Others	
March	542	176	70	68	3	225
April	460	158	69	59	3	171
May	448	157	66	59	3	163

4. Investments

At the end of June 2002, the market value of securities held by Hikari Tsushin equaled 8,654 million yen and unrealized gain totaled 2,503 million yen.

End of June	Market Value	Unrealized Profit
Goodwill Group	2,454.0	2,365.2
MTI	68.0	-3.3
Crayfish	4,052.7	-766.3
Planex Communications	74.0	-42.0
FULLCAST	154.2	66.7
Estore Corporation	6.8	-2.4
Openwave Systems Inc.	58.5	4.1
SING PAO MEDIA GROUP LIMITED	60.9	-0.9
Cash Financial Service Group	120.3	-122.4
PayPal Inc.	1,605.4	1,004.7
Total	8,654.8	2,503.5

※ Securities subject to "Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.

Rule 12g-3-2(b) File No.82-4998
Document1(d)

PRESS RELEASE

03 JAN -2 AM 8:43

August 9, 2002

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Notification of Adjusting Conversion Prices of Euro-Yen Convertible Debenture and Unsecured Corporate Debentures with New Stock Purchase Options.

The conversion price of Hikari Tsushin's Euro-Yen convertible debenture due on May 31, 2005 is to be adjusted due to adjustment provision applied. Along with this adjustment, exercise prices of the company's unsecured corporate debentures with new stock purchase options are also to be adjusted.

I. Euro-Yen Convertible Debenture due on May 31, 2005

(a) Adjustment of Conversion Price

(Name)	(Adjusted Conversion Price)	(Current Conversion Price)
Euro-Yen Convertible Debenture due on May 31, 2005	962 Yen	977 Yen

(b) Effective Date: From August 12, 2002 (Japan Time)

(c) Reason for Change: Due to adjustment provision of Euro-Yen Convertible Debenture due on May 31, 2005

II. Unsecured Corporate Debentures with New Stock Purchase Options

(a) Adjustment of Exercise Prices

(Name)	(Adjusted Exercise Price)	(Current Exercise Price)
Unsecured Corporate Debentures with New Stock Purchase Options, NO.4	145,159.70 Yen	145,169.00 Yen

(b) Effective Date: From August 12, 2002 (Japan Time)

(c) Reason for Change: Due to the adjustment of conversion Price of Euro-Yen Convertible Debenture due on May 31, 2005.

# # #

Rule 12g-3-2(b) File No.82-4998
Document 1 (e)-1

PRESS RELEASE

August 9, 2002

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Notification Relating to Stock Option Plan by the Method of Subscription Rights for New Shares

Hikari Tsushin, Inc. announced that the details of the issuance of the subscription rights for new shares as a stock option plan pursuant to the provisions of Articles 280-20 and 280-21 of the commercial code and the resolution of the 15th Annual Shareholders Meeting of the company held on June 25, 2002.

1. Issue date of subscription rights for new shares:	August 27, 2002
2. Total number of subscription rights for new shares:	3,000(100 shares per subscription right)
3. Issue price of subscription rights for new shares:	Issued without consideration
4. Type and number of the shares to be issued in connection with the subscription rights for new shares:	300,000 shares of common stock
5. Amount to be paid in upon exercise of subscription rights for new shares:	304,500,000 Yen (1,015Yen per share)
6. Exercise period of subscription rights:	From August 27, 2004 to August 26, 2007

7. Conditions of exercising subscription rights for new shares
   a. If the group members who were granted subscription rights for new shares the right holders ceased to be director or employees of the Company or its subsidiaries, they are not able to exercise the subscription rights, except that there is exceptional condition under contract of subscription rights. If the right holders lost the position of director or employees of the Company or its subsidiaries before exercise period of subscription right, they may exercise subscription right for one year from the beginning date of exercise period. Also, if the right holders lost the position of director or employees of the Company or its subsidiaries during exercise period, they may exercise subscription rights for one year from the date of losing position.
   b. Subscription rights for new shares can be inherited in case of the death of

individual granted the subscription rights.

c. Subscription rights can not be pledged.
d. Other conditions for exercise of subscription right shall be determined on the contracts to be entered by individuals to be granted subscription rights.

8. Amount transferred into paid-in capital from the issue price of shares, in case new shares of common stock are issued upon exercise of subscription rights:
   152,400,000 Yen (508 Yen per share)

9. Restriction on transfer of subscription rights for new shares:
   Transfer of subscription rights for new shares shall require an approval of the Board of Director of the Company.

# # #

Rule 12g-3-2(b) File No.82-4998
Document 1 (f)

PRESS RELEASE

August 27, 2002

03 JAN -2 AM 8:43

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Confirmation of the amount to be paid in upon exercise of subscription rights for new shares

Hikari Tsushin, Inc. announced to confirm the amount to be paid in upon exercise of subscription rights for new shares as a stock option plan pursuant to the provision s of Articles 280-20 and 280-21 of the commercial code and the resolution of the 15th Annual Shareholders Meeting of the company held on June 25, 2002.

1. Amount to be paid in upon exercise of subscription rights for new shares:
   329,700,000 (1,099 Yen per share)
2. Amount transferred into paid-in capital from the issue price of shares, in case new shares of common stock are issued upon exercise of subscription rights:
   165,000,000 (550 Yen per share)

(Reference)

1. Issue date of subscription rights for new shares:	August 27, 2002
2. Total number of subscription rights for new shares:	3,000(100 shares per subscription right)
3. Issue price of subscription rights for new shares:	Issued without consideration
4. Type and number of the shares to be issued in connection with the subscription rights for new shares:	300,000 shares of common stock
5. Exercise period of subscription rights:	From August 27, 2004 to August 26, 2007

6. Conditions of exercising subscription rights for new shares
   a. If the group members who were granted subscription rights for new shares the right holders ceased to be director or employees of the Company or its subsidiaries, they are not able to exercise the subscription rights, except that there is exceptional condition under contract of subscription rights. If the right holders lost the position of director or employees of the Company or its subsidiaries before exercise period of subscription right, they may exercise subscription right for one year from the beginning date of exercise period. Also, if the right holders lost the position of director or employees of the Company or its subsidiaries during exercise period, they may exercise subscription rights for one year from the date of losing position.
   b. Subscription rights for new shares can be inherited in case of the death of individual granted the subscription rights.
   c. Subscription rights cannot be pledged.
   d. Other conditions for exercise of subscription right shall be determined on the contracts to be entered by individuals to be granted subscription rights.
7. Restriction on transfer of subscription rights for new shares:
   Transfer of subscription rights for new shares shall require an approval of the Board of Director of the Company.

# # #

Rule 12g-3-2(b) File No.82-4998
Document 1 (8)

PRESS RELEASE

August 30, 2002

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Monthly Business Report: July 2002

1. Sales of mobile phone

The number of consolidated mobile phones sold during July 2002 was 84,300 (New subscriptions: 38,800 Changing/replacing handsets: 45,500), a 2.4% increase from the preceding month. The number of non-consolidated mobile phone sold during the same period was 20,000 (New subscriptions: 12,200, Changing handsets: 7,800), a 4.7% increase from the preceding month.

	Consolidated			Non-consolidated		
	Total	New	Changing	Total	New	Changing
May	81,000	41,000	40,000	19,700	13,000	6,700
June	82,300	39,100	43,200	19,100	12,100	7,000
July	84,300	38,800	45,500	20,000	12,200	7,800

Figures of July are preliminary figures.

2. Mobile phone subscriptions retained

The number of consolidated retained mobile phone subscriptions at the end of June 2002 was 3,176,900, a 2.2% decrease from the preceding month. The number of non-consolidated retained mobile phone subscriptions at the end of June 2002 was 2,057,600, a 2.9% decrease from the preceding month.

	Consolidated	Non-consolidated
April	3,313,100	2,181,300
May	3,248,200	2,118,200
June	3,176,900	2,057,600

Figures of June are preliminary figures.

3. Shops

The number of specialized shops selling products of a specific carrier stood at 270 at the end of July. And the number of non-specialized shops selling products of more than one carrier stood at 150 shops at the end of July. Total number of shops at the end of July stood at 420.

	Total	Specialized Shops				Non-specialized Shops
		Au	J-Phone	Tuka	Others	
May	460	158	69	59	3	171
June	448	157	66	59	3	163
July	420	148	59	60	3	150

4. Investments

At the end of July 2002, the market value of securities held by Hikari Tsushin equaled 8,018 million yen and unrealized gain totaled 1,889 million yen.

(millions of yen)

End of July	Market Value	Unrealized Profit
Goodwill Group	2,274.0	2,185.2
MTI	61.8	-41.4
Crayfish	3,571.9	-1,247.1
Planex Communications	58.0	-58.0
FULLCAST	140.7	53.2
Estore Corporation	5.3	-3.8
SING PAO MEDIA GROUP LIMITED	48.8	-13.0
Cash Financial Service Group	109.4	-133.3
PayPal, Inc	1,748.4	1,147.7
Total	8,018.2	1,889.4

Note: Securities subject to "Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.

# # #

Rule 12g-3-2(b) File No.82-4998
Document 1 (h)

PRESS RELEASE

October 1, 2002

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Monthly Business Report: August 2002

1. Sales of mobile phone

The number of consolidated mobile phones sold during August 2002 was 82,000 (New subscriptions: 36,800 Changing/replacing handsets: 45,200), a 2.7% decrease from the preceding month. The number of non-consolidated mobile phone sold during the same period was 20,200 (New subscriptions: 12,500, Changing handsets: 7,700), a 1.0% increase from the preceding month.

	Consolidated			Non-consolidated		
	Total	New	Changing	Total	New	Changing
June	82,300	39,100	43,200	19,100	12,100	7,000
July	84,300	38,800	45,500	20,000	12,200	7,800
August	82,000	36,800	45,200	20,200	12,500	7,700

Figures of August are preliminary figures.

2. Mobile phone subscriptions retained

The number of consolidated retained mobile phone subscriptions at the end of July 2002 was 3,063,000, a 3.6% decrease from the preceding month. The number of non-consolidated retained mobile phone subscriptions at the end of July 2002 was 1,976,900, a 3.9% decrease from the preceding month.

	Consolidated	Non-consolidated
May	3,248,200	2,118,200
June	3,176,900	2,057,600
July	3,063,000	1,976,900

Figures of July are preliminary figures.

3. Shops

The number of specialized shops selling products of a specific carrier stood at 265 at the end of August. And the number of non-specialized shops selling products of more than one carrier stood at 143 shops at the end of August. Total number of shops at the end of August stood at 408.

	Total	Specialized Shops				Non-specialized Shops
		Au	J-Phone	Tuka	Others	
June	448	157	66	59	3	163
July	420	148	59	60	3	150
August	408	148	54	60	3	143

4. Investments

At the end of August 2002, the market value of securities held by Hikari Tsushin equaled 9,022 million yen and unrealized gain totaled 3,290 million yen.

(millions of yen)

End of August	Market Value	Unrealized Profit
Goodwill Group	2,262.0	2,173.2
MTI	59.0	-12.3
Crayfish	5,495.2	676.2
FULLCAST	92.7	5.2
SING PAO MEDIA GROUP LIMITED	19.0	-42.7
Cash Financial Service Group	65.0	-177.7
PayPal, Inc	1,029.5	668.2
Total	9,022.5	3,290.0

Note: Securities subject to "Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.

# # #

PRESS RELEASE

October 24, 2002

03 JAN -2 AM 8:43

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Monthly Business Report: September 2002

1. Sales of mobile phone

The number of consolidated mobile phones sold during September 2002 was 76,900 (New subscriptions: 37,300 Changing/replacing handsets: 39,600). The number of non-consolidated mobile phone sold during the same period was 20,600 (New subscriptions: 13,400, Changing handsets: 7,200).

Total number sold during the first half of the fiscal year is 492,700 (New: 238,700, Changing handsets: 253,900).

	Consolidated			Non-consolidated		
	Total	New	Changing	Total	New	Changing
July	84,300	38,800	45,500	20,000	12,200	7,800
August	82,000	36,800	45,200	20,200	12,500	7,700
September	76,900	37,300	39,600	20,600	13,400	7,200

Figures of September are preliminary figures.

2. Mobile phone subscriptions retained

The number of consolidated retained mobile phone subscriptions at the end of August 2002 was 3,001,000, a 2.0% decrease from the preceding month. The number of non-consolidated retained mobile phone subscriptions at the end of August 2002 was 1,941,900, a 1.8% decrease from the preceding month.

	Consolidated	Non-consolidated
June	3,176,900	2,057,600
July	3,063,000	1,976,900
August	3,001,000	1,941,900

Figures of August are preliminary figures.

3. Shops

The number of specialized shops selling products of a specific carrier stood at 260 at the end of September. And the number of non-specialized shops selling products of more than one carrier stood at 134 shops at the end of August. Total number of shops at the end of September stood at 394.

	Total	Specialized Shops				Non-specialized Shops
		Au	J-Phone	Tuka	Others	
July	420	148	59	60	3	150
August	408	148	54	60	3	143
September	394	146	51	60	3	134

4. Investments

At the end of September 2002, the market value of securities held by Hikari Tsushin equaled 8,087 million yen and unrealized gain totaled 2,596 million yen.

(millions of yen)

End of September	Market Value	Unrealized Profit
Goodwill Group	2,250.0	2,161.2
MTI	40.5	-30.8
Crayfish	5,495.2	676.2
FULLCAST	87.0	-0.5
Digital Arts	132.6	12.6
SING PAO MEDIA GROUP LIMITED	20.3	-41.5
Cash Financial Service Group	61.7	-181.0
Total	8,087.4	2,596.3

Note: Securities subject to "Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.

# # #

Rule 12g-3-2(b) File No.82-4998
Document 1 (j)

PRESS RELEASE

03 JAN -2 AM 8:54

November 28, 2002

Hikari Tsuhsin, Inc. (TSE Code:9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel:81-3-5951-3718

Comparison of Estimates and Results for the Interim 2003

1. Interim 2003:Consolidated (April 2002 ~ September 2002) (Millions of Yen)

	Revenue	Operating Profit	Ordinary Profit	Net Income
Previous Estimates (A)	52,500	3,600	1,000	600
Result (B)	59,586	4,644	2,016	(1,579)
Change (B－A)	7,086	1,044	1,016	(2,179)
Variance (%)	13.5%	29.0%	101.6%	(363.2%)

2. Interim 2003: Non-consolidated(April 2002 ~ September 2002) (Millions of Yen)

	Revenue	Operating Profit	Ordinary Profit	Net Income
Previous Estimates (A)	11,500	2,200	800	400
Result (B)	15,036	3,325	3,297	(260)
Change (B－A)	3,536	1,125	2,497	(660)
Variance (%)	30.7%	51.1%	312.1%	(165.0%)

【Reasons for Difference】

1. Revenue and Operating Profit

Hikari Tsushin Group has shifted its resources to businesses of OA equipment and Internet targeting SME market while mobile phone business was restructured to be cost-efficient in response to maturity of its market. Enterprise business, such as OA equipment and Internet, has grown very steadily. As for Mobile phone business, sales figures surpassed the estimates, which were conservatively calculated as the Company planed to close unprofitable shops, because selling price of mobile phone increased and the decrease in sales from the closure of shops was less than the estimates. Consequently, Consolidated revenue was 59.5 billion yen, 13.5% increase over estimate and Non-consolidated revenue was 15 billion yen, 30.7% increase over estimate. In addition to increase in revenue, the company made constant efforts to reduce SG&A, which resulted in increase in operating profit. Consolidated operating profit was 4.6 billion yen, 29% over estimate and Non-consolidated operating profit was 3.3 billion yen.

2. Ordinary Profit and Net Income

The Company sold marketable securities to record 1.8 billion yen of gain as non-operating profit, resulting 2.0 billion yen of consolidated ordinary profit, 101.6% over estimate and 3.2 billion yen of non-consolidated profit, 312.1% over estimate. However, the Company realized loss from devaluation of investment securities and adjustment loss from prior period and the company posted consolidated net loss of 1.5 billion yen, 363.2% under estimate and non-consolidated loss of 0.2 billion yen, 165.0% under estimate.

\# # #

Document 1 (k)

Rule 12g-3-2(b) File No.82-4998

Consolidated Interim Financial Report

Six Months Ended September 30, 2002

Nov. 28, 2002

Consolidated Financial Statements reported since the fiscal year of 2002

Company Name: HIKARI TSUSHIN, INC.
Code No.: 9435 Tokyo Stock Exchange– First Section
Corporate Headquarters: 2-29-16 Nishiikebukuro, Toshima-ku, Tokyo, Japan
Investor Relations: Tel: +81 3 5951-3718 Fax: +81 3 5951-3709
Meeting of Board of Directors onthe Financial Statements was held November 28, 2002.

1 . Summary of Consolidated Financial Statement (April 1, 2002 ～ September 30, 2002)

(1) Consolidated Operating Results (Millions of yen, Except Per Share Data)

	Sales (%: Change over previous year)	Operating Profit (%: Change over previous year)	Ordinary Profit (%: Change over previous year)
Interim 2003	59,586 (—)	4,644 (—)	2,016 (—)
FY 2002	71,058 (—)	3,805 (—)	(1,524) (—)

	Net Income (%: Change over previous year)	Net Income Per Share	Diluted Net Income Per Share
	Millions of yen	Yen	Yen
Interim 2001	(1.579) (—)	(34. 43)	—
FY 2000	(16,115) (—)	(429. 45)	—

① Investment Loss on Equity Method: Interim2003 1,494 million yen, FY2002 2,579 million yen
② Weighted-Average Number ofCommon Shares Outstanding(consolidated): Interim2003 45,869,109; FY2002 37,526,352
③ Change in Accounting Procedure: None
④ Change over previous year is not shown since FY2002 was a period of seven months due to change in fiscal year end.

(2) Consolidated Financial Conditions (Millions of Yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets (%)	Shareholders' Equity Per Share
			%	Yen
Interim2003	148,086	53,764	36.3	1,161. 62
FY 2002	169,937	55,846	32.9	1,220. 03

Common Stock Issued and OutstandingSeptember 30, 2002 46,284,388 March 31, 2002 45,774,741

(3) Consolidated Statement of Cash Flows (Millions of Yen, Except Per Share Data)

	Cash Flows in Ordinary Operations	Cash Flows in Investment Activities	Cash Flows in Financial Activities	Cash and its Equivalent Balance at the End of Period
Interim2003	4,382	3,677	(20,651)	42,798
FY 2002	4,272	(1,447)	(18,372)	55,232

(4) Regarding the Applicability of Consolidated Accounting and Equity Method
Consolidated Subsidiaries: 29 Non-consolidated subsidiaries applied on equity method: 2
Consolidated subsidiaries applied on equity method: 8

(5) Transfer in the Applicability of Consolidated Accounting and Equity Method
Consolidated new 6 exception 7 Equity Method new 1 exception 8

2 . Estimates of Consolidated Business Performance (April 1, 2002 ～ March 31, 2003)

(Millions of Yen)

	Sales	Operating Profit	Ordinary Profit	Net Income
Annual	120,000	9,500	4,500	(400)

(Reference) Expected net income per share (Annual): (8. 64)

Forward-looking statements are based on Hikari Tsushin's current expectations, which have been deprived from Information that is available to it currently, and involve a number of risks and uncertainties. Actual results may May differ significantly from these"forward-looking" statements.

Consolidated Financial Statements

1. Consolidated Balance Sheets

(Millions of Yen)

	Interim 2003 (As of September 30, 2002)			Fiscal Year 2002 (As of March 31, 2002)		
	Amount		Comp. Ratio	Amount		Comp. Ratio
ASSETS			%			%
I **Current Assets**						
1. Cash and Bank Deposits		45,391			57,989	
2. Notes and Accounts Receivable－trade		13,008			13,570	
3. Short-term Investments		2,025			2,919	
4. Inventories		1,812			1,358	
5. Other Current Assets		3,954			4,970	
6. Allowance for Doubtful Accounts		(243)			(77)	
Total Current Assets		65,947	44.5		80,729	47.5
II **Fixed Assets**						
1. Tangible Assets		5,995			6,473	
2. Intangible Assets						
(1) Consolidated Goodwill	2,623			2,013		
(2) Other intangible Assets	1,406	4,029		1,761	3,774	
3. Investment and Other Assets						
(1) Investments Securities	34,462			59,814		
(2) Investments in Capital	12,787			15,362		
(3) Delinquent Receivables	11,965			11,150		
(4) Claims under Bankruptcy	599			1,498		
(5) Differed Income Taxes	26,424			25,219		
(6) Other Investments	8,933			8,959		
(7) Allowance for Investment Losses	(14,120)			(33,326)		
(8) Allowance for Doubtful Accounts	(8,940)	72,133		(9,716)	78,960	
Total Fixed Assets		82,138	55.5		89,208	52.5
TOTAL ASSETS		148,086	100.0		169,937	100.0

(Millions of Yen)

	Interim 2003 (As of September 30, 2002)		Fiscal Year 2002 (As of March 31, 2002)	
	Amount	Comp. Ratio	Amount	Comp. Ratio
LIABILITIES		%		%
I Current Liabilities				
1. Notes and Accounts Payable-trade	11,767		9,247	
2. Short-term Borrowings	4,693		5,923	
3. Current Portion of Bonds	25,700		36,224	
4. Accrued Bonuses	285		292	
5. Other Current Liabilities	7,801		8,131	
Total Current Liabilities	50,248	34.0	59,818	16.0
II Long-term Liabilities				
1. Bonds	34,949		42,409	
2. Long-term Borrowings	3,272		5,538	
3. Differed Income Tax	7		100	
4. Retirement Benefits for Employees	8		47	
5. Retirement Benefits for Directors and Auditors	70		179	
6. Other Long-term Liabilities	189		687	
Total Long-term Liabilities	38,497	26.0	48,962	28.8
TOTAL LIABILITIES	88,746	60.0	108,781	64.0
MINORITY INTEREST				
Minority Interest	5,575	3.7	5,309	3.1
SHAREHOLDERS' EQUITY				
I Common Stock	47,624	32.2	47,384	27.9
II Additional Paid-in Capital	26,302	17.7	39,233	23.1
III Retained Earnings (Accumulated Losses)	(22,409)	(15.1)	(34,531)	(20.3)
IV Net Unrealized Gains on Securities	1,980	1.3	3,481	2.0
V Foreign Currency Translation Adjustments	273	0.2	316	0.2
VI Treasury stock	(6)	(0.0)	(0)	(0.0)
VII Common Stock Owned by Subsidiaries	—		(26)	(0.0)
TOTAL SHAREHOLDERS' EQUITY	53,764	36.3	55,846	32.9
TOTAL LIABILITIES, MINORITY SHAREHOLDERS' INTEREST, AND SHAREHOLDERS' EQQUITY	148,086	100.0	169,937	100.0

2. Consolidated Profit and Loss Statements

(Millions of Yen)

	Interim 2003 (April 2002 ~ September 2002)			Fiscal Year 2002 (September 2001 ~ March 2002)		
	Amount		Comp. Ratio	Amount		Comp. Ratio
			%			%
I **Sales**		59,586	100.0		71,058	100.0
II **Cost of Sales**		28,038	47.1		37,086	52.2
Gross Profit		31,547	52.9		33,972	47.8
III **Selling, General and Administrative Expenses**		26,902	45.1		30,166	42.4
Operating Profit		4,644	7.8		3,805	5.4
IV **Non-operating Income**						
1. Interest Income	106			526		
2. Gain on Sales of Marketable Securities	1,813			513		
3. Amortization of consolidated goodwill	183			367		
4. Other Non-operating Income	321	2,425	4.1	518	1,925	2.7
V **Non-operating Expenses**						
1. Interest Expenses	472			1,156		
2. Equity in Net Loss of Affiliates	1,494			2,579		
3. Loss on Investments in Capital	1,933			1,404		
4. Provision for Doubtful Accounts	351			1,176		
5. Other Non-operating Expenses	802	5,054	8.5	938	7,256	10.2
Ordinary Profit (Loss)		2,016	3.4		(1,524)	(2.1)

(Millions of Yen)

	Interim 2003 (April 2002 ~ September 2002)			Fiscal Year 2002 (September 2001 ~ March 2002)		
	Amount		Comp. Ratio	Amount		Comp. Ratio
Ⅵ Extra Ordinary Income						
1. Gain on Sales of Investment Securities	202			1,323		
2. Gain on Redemption of Bonds	423			1,891		
3. Reversal of Doubtful Accounts	87			311		
4. Other Extra Ordinary Income	323	1,036	1.7	861	4,388	6.1
Ⅶ Extra Ordinary Losses						
1. Loss on Disposal and Sale of Fixed Assets	534			2,275		
2. Devaluation of Investments Securities	1,329			5,482		
3. Loss on Sale of Investments Securities	122			4,303		
4. Provision for Loss on Investments	193			7,376		
5. Other Extra Ordinary Losses	818	2,999	5.0	913	20,352	28.6
Income (Loss) before Income Taxes and Minority Interest		53	0.1		(17,488)	(24.6)
Current Income Taxes and Enterprise Taxes	773			423		
Income Taxes for Past Fiscal Year	1,100			—		
Refunded Taxes	—			(282)		
Deferred Income Taxes and Enterprise Taxes	(363)	1,510	2.5	93	234	0.3
Minority interests		121	0.2		(1,607)	(2.2)
Net Income (Loss)		(1,579)	(2.6)		(16,115)	(22.7)

1-3. Consolidated Statements of Retained Earnings

(Millions of Yen)

		Interim 2003 (April 2002 ~ September 2002)		Fiscal Year 2002 (September 2001 ~ March 2002)	
		Amount		Amount	
I	**Balance of Retained Earnings (Accumulated Losses) at the beginning of the period**		(34,541)		(38,504)
II	**Increase**				
1.	Increase due to decrease in consolidated subsidiaries	—		283	
2.	Increase due to increase in consolidated subsidiaries	6		—	
3.	Increase due to decrease in affiliates under the equity method	596		1,289	
4.	Allocation of APIC to offse accumulated losses	13,171	13,774	18,520	20,093
III	**Decrease**				
1.	Net Loss	1,579		16,115	
2.	Bonuses to Directors	26		5	
3.	Decrease due to increase in consolidated subsidiaries	—		9	
4.	Decrease due to increase in affiliates under the equity method	37	1,642	—	16,129
IV	**Balance of Retained Earnings (Accumulated Losses) at the end of the period**		(22,409)		(34,541)
	(Additional Paid-in Capital)				
I	**Balance of APIC at the beginning of the period**		39,233		—
II	**Increase**				
1.	Increase due to exercise of convertible debentures	239		—	
2.	Increase due to disposal of treasury stock	1	241	—	—
III	**Decrease**				
1.	Allocation of APIC to offse accumulated losses		13,171		—
IV	**Balance of APIC at the end of the period**		26,302		—

1-4. Consolidated Statements of Cash Flows

(Millions of Yen)

Subject / Consolidated Accounting Period	Interim FY 2003 (April 2002 ~ September 2002)	Fiscal Year 2002 (September 2001 ~ March 2002)
	Amount	Amount
I Operating Activities		
Income (Loss) before income taxes and minority interests	53	(17,488)
Depreciation and amortization	629	1,081
Amortization of consolidated account adjustment	322	739
Allowance for doubtful accounts	505	(2,044)
Allowance for loss on investment	754	7,085
Interest and dividends income	(106)	(555)
Interest expense	472	1,156
Loss (Gain) on sales of investments in securities	(1,892)	2,465
Loss on devaluation of investments in securities	1,329	5,482
Loss on investments in capital	1,933	1,404
Equity in net loss of affiliates	1,494	2,579
Loss (Gain) on sale and disposal of property and Equipment, net	534	2,120
Gain on redemption of bonds	(423)	(1,891)
(Increase) Decrease in Notes and accounts receivable – trade	1.352	3,004
Inventories	(386)	808
(Increase) Decrease in Accounts receivable – other	811	(1,024)
Increase (Decrease) Accounts payable – trade	2,195	119
Increase (Decrease) Accounts payable – other	(1,668)	(256)
Change in other current assets	(240)	671
Change in other current liabilities	192	(510)
Other cash-flow from operating activities	(1,012)	(81)
Subtotal	6,849	4,866
Interest and dividends received	130	516
Interest paid	(615)	(765)
Income tax paid	(1,997)	(633)
Income tax refunded	15	287
Net cash provided (used) in Operating Activities	4,382	4,272

II	**Investing Activities**		
	Purchases of securities	(184)	—
	Purchases of property and equipment	(85)	(337)
	Proceeds from sale of property and equipment	8	316
	Purchases of intangible assets	(104)	(430)
	Proceeds from sale of intangible assets	99	39
	Purchase of investment securities	(2)	(1,673)
	Proceeds from sale of investment securities	3,709	4,870
	Purchase of shares in subsidiaries	(44)	(3,351)
	Expenditure from acquirement of shares in subsidiaries resulting change in consolidated subsidiaries	(1,278)	—
	Proceeds from acquirement of shares in subsidiaries resulting change in consolidated subsidiaries	35	—
	Expenditure from sale of shares in subsidiaries resulting change in consolidated subsidiaries	—	(4,556)
	Proceeds from sale of shares in subsidiaries resulting change in consolidated subsidiaries	5	515
	Increase in investments in capital	(0)	(36)
	Decrease in investments in capital	32	456
	Increase in short-term loans receivable	(337)	(763)
	Decrease in short-term loans receivable	1,348	1,256
	Increase in long-term loans receivable	(277)	(678)
	Decrease in long-term loans receivable	57	434
	Increase in lease deposits	(185)	(219)
	Decrease in lease deposits	540	1,634
	Other investing activities	340	1,075
	Net cash provided (used) in investment activities	3,677	(1,447)
III	**Financing Activities**		
	Proceeds from short-term borrowings	50	69
	Payment of short-term borrowings	(263)	(178)
	Proceeds from long-term debt	—	47
	Payment of long-term debt	(3,394)	(8,505)
	Redemption of bonds	(17,080)	(19,831)
	Proceeds from issuance of common stock	18	10,024
	Proceeds from sale of common stock of subsidiaries tc minority shareholders	0	2
	Increase in treasury stock	(1)	(0)
	Retirement of treasury stock	19	3
	Cash dividends paid to minority shareholders	—	(3)
	Net cash used in financing activities	(20,651)	(18,372)
IV	**Effect of exchange rate changes on cash and cash equivalents**	(17)	400
V	**Net increase (decrease) in cash and cash equivalents**	(12,608)	(15,148)
VI	**Cash and cash equivalents at the beginning of the period**	55,232	70,373
VII	**Increase in cash and cash equivalents arising from increase in consolidated subsidiaries**	114	25
VIII	**Decrease in cash and cash equivalents arising from decrease in consolidated subsidiaries**	—	(65)
IX	**Cash and cash equivalents of merged companies**	60	47
X	**Cash and cash equivalents at the end of the period**	42,798	55,232

Segment information

1. Segment Information by the Type of Business

(1) Interim 2003 (April 1, 2002 ~ September 30, 2002)

(Millions of yen)

	Mobile Communication	OA Equipment	Internet	Tele-Marketing	Others	Combined total	Elimination or corporate	Consolidated
I. Sales and operating profit								
Sales								
(1)Customers	34,253	18,745	3,090	2,321	1,175	59,586	—	59,586
(2)Intersegment	31	47	0	1	34	115	(115)	—
Total	34,284	18,793	3,090	2,322	1,210	59,701	(115)	59,586
Operating expense	30,810	18,251	2,569	2,936	741	55,308	(367)	54,941
Operating profit (loss)	3,474	541	521	(613)	468	4,392	252	4,644

(2) FY 2002 (September 1, 2001 ~ March 31, 2002)

(Millions of yen)

	Mobile Communication	OA Equipment	Internet-Related	Tele-Marketing	Others	Combined total	Elimination or corporate	Consolidated
I. Sales and operating profit								
Sales								
(1)Customers	45,380	11,166	2,982	5,311	6,217	71,058	—	71,058
(2)Intersegment	16	32	3	1	41	95	(95)	—
Total	45,396	11,199	2,985	5,312	6,259	71,153	(95)	71,058
Operating expense	42,997	10,597	2,003	5,691	6,009	67,300	(47)	67,252
Operating profit (loss)	2,399	601	981	(378)	250	3,853	(47)	3,805

Operating expenses included in elimination or corporate that are not allocable amounted to 1,725 million yen for Interim 2003 and 2,228 million yen for FY 2002. These expenses principally included outside service fees, expenses for office supplies, and administrative expenses.

2. Geographic Segment Information

As the ratio of sales and assets in Japan to total sales and assets is more than 90%, geographic segment information has not been disclosed.

3. Foreign Sales

As the ratio of overseas sales to total sales is less than 10%, overseas sales information has not been disclosed.

Non-Consolidated Interim Financial Report ----- Six Months Ended September 30, 2002

Nov. 28, 2002

Non-Consolidated Financial Statements reported since the fiscal year of 2002

Company Name: HIKARI TSUSHIN, INC.
Code No.: 9435 Tokyo Stock Exchange – First Section
Corporate Headquarters: 2-29-16 Nishiikebukuro, Toshima-ku, Tokyo, Japan
Investor Relations: Tel: +81 3 5951-3718 Fax: +81 3 5951-3709

Meeting of Board of Directors onthe Financial Statements was held November28, 2002.

1. Summary of Non-Consolidated Financial Statement (April 1, 2002 ~ September 30, 2002)

(1) Non-Consolidated Operating Results (Millions of yen, Except Per Share Data)

	Sales (%: Change over previous year)	Operating Profit (%: Change over previous year)	Ordinary Profit (%: Change over previous year)
Interim 2003	15,036 (—)	3,325 (—)	3,297 (—)
FY 2002	19,784 (—)	4,494 (—)	2,911 (—)

	Net Income (%: Change over previous year)	Net Income Per Share
	Millions of yen	Yen
Interim 2003	(260) (—)	(5.67)
FY 2002	(13,171) (—)	(350.81)

① Weighted-Average Number of Common Shares Outstanding Interim2003 45,892,009 FY2002 37,545,951
② Change in Accounting Procedure: None
③ Change over previous year is notshown since FY2002 was a period of seven months due to change in fiscal year end.

(2) Dividends

	Dividends Per Share (Interim)	Dividends Per Share (Annual)
	Yen	Yen
Interim2003	—	—
FY2002	—	—

(3) Non-Consolidated Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets (%)	Shareholders' Equity Per Share
	Millions of Yen	Millions of Yen	%	Yen
Interim2003	150,716	76,200	50.6	1,646. 17
FY 2002	173,896	77,393	44.5	1,690. 03

①Common Stock Issued and Outstanding September 30, 2002 46,289,755 March 31, 2002 45,794,254
②Treasury Stock: September 30, 2002 1,946 March 31, 2002 621

2. Estimates of Non-Consolidated Business Performance (April 1, 2002 ~ March 31, 2003)

(Millions of Yen)

	Sales	Operating Profit	Ordinary Profit	Net Income	Dividends Per Share	
					Annual	
Annual	26,000	5,400	4,600	400	—	—

(Reference) Expected net income per share (Annual): (8. 64)

Forward-looking statements are based on Hikari Tsushin's current expectations, which have been deprived from information that is available to it currently, and involve a number of risks and uncertainties. Actual results may differ significantly from these "forward-looking" statements

Non-Consolidated Financial Statements

1. Non-Consolidated Balance Sheet

(Millions of Yen)

	Interim 2003 As of September 30, 2002			Fiscal Year 2002 As of March 31, 2002		
		Amount	Comp. Ratio		Amount	Comp. Ratio
ASSETS			%			%
1. Current Assets						
1. Cash and Bank Deposits	18,030			31,839		
2. Accounts Receivable-Trade	3,148			4,477		
3. Inventories	162			33		
4. Other Current Assets	4,378			8,022		
Total Current Assets		25,720	17.1		44,372	25.5
II. Fixed Assets						
(1) Property, Plants and Equipments	4,131			4,303		
(2) Intangible Assets	701			882		
(3) Investments and Other Assets						
1. Investments Securities	26,701			52,674		
2. Investments in Affiliates Stocks	65,002			60,933		
3. Investments in Capital	12,753			15,316		
4. Long-term Loans	19,281			18,950		
5. Delinquent Receivables	10,754			10,353		
6. Claims under bankruptcy	599			1,498		
7. Deferred Income Taxes	26,274			25,278		
8. Other Investments	4,015			3,765		
9. Allowance for Investments Losses	(34,387)			(52,377)		
10. Allowance for Doubtful Accounts	(10,832)			(12,055)		
Total Investments and Other Assets	120,163			124,337		
Total Fixed Assets		124,996	82.9		129,523	74.5
TOTAL ASSETS		150,716	100.0		173,896	100.0

	Interim 2003 As of September 30, 2002			Fiscal Year 2002 As of March 31, 2002		
		Amount	Comp. Ratio		Amount	Comp. Ratio
LIABILITIES			%			%
I. Current Liabilities						
1. Accounts Payable-Trade	1,025			851		
2. Current Portion of Long-term Borrowings	4,499			5,679		
3. Current Portion of Bonds	25,700			36,224		
4. Accrued Bonuses	107			59		
5. Other Current Liabilities	4,106			5,001		
Total Current Liabilities		35,438	23.5		47,815	27.5
II. Long-term Liabilities						
1. Bonds	29,077			36,057		
2. Convertible Debentures	6,320			6,800		
3. Long-term Borrowings	3,070			5,252		
4. Retirement Benefits for Directors and Auditors	70			71		
5. Other Long-term Liabilities	539			505		
Total Long-term Liabilities		39,077	25.9		48,687	28.0
TOTAL LIABILITIES		74,516	49.4		96,502	55.5
SHAREHOLDERS' EQUITY						
I. Common Stock		47,624	31.6		47,384	27.2
II. Additional Paid-in Capital		26,856	17.8		39,788	22.9
IV. Retained Earnings (Accumulated Losses)						
(1) Unappropriated Earnings (Losses)		(260)			(13,171)	
Total Retained Earnings (Accumulated Losses)		(260)	(0.2)		(13,171)	(7.6)
V. Net Unrealized Gains on Securities		1,982	1.4		3,393	2.0
VI. Treasury Stock, at cost		(2)	(0)		0	0.0
TOTAL SHAREHOLDERS' EQUITY		76,200	50.6		77,393	44.5
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		150,716	100.0		173,896	100.0

1-2. Non-Consolidated Profit and Loss Statement (Millions of Yen)

	Interim 2003 (April 2002 ~ September 2002)			Fiscal Year 2002 (September 2001 ~ March 2002)		
		Amount	Comp. Ratio		Amount	Comp. Ratio
			%			%
I Sales		15,036	100.0		19,784	100.0
II Cost of Sales		5,161	34.3		5,291	26.7
Gross Profit		9,875	71.8		14,492	73.3
III Selling, General and Administrative Expenses		6,549	43.6		9,997	50.6
Operating Profit		3,325	22.1		4,494	22.7
IV Non-Operating Income		3,126	20.9		2,140	10.8
V Non-Operating Expenses		3,154	21.0		3,724	18.8
Ordinary Profit		3,297	15.3		2,911	14.7
VI Extra-ordinary Income		731	4.8		2,615	13.2
VII Extra-ordinary Losses		4,156	27.6		18,942	95.7
Net Income (Loss) Before Income Taxes		(126)	(0.8)		(13,416)	(67.8)
Income and Enterprise Taxes	133			5		
Refunded Taxes	—			(282)		
Deferred Income Taxes	—	133	0.9	32	(244)	(1.2)
Net Income (Loss)		(260)	(1.7)		(13,171)	(66.6)
Retained Earnings at beginning of the period		—			—	
Retained Earnings (Losses)		(260)			(13,171)	